Exhibit 99.1

[NYMOX Logo]

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its financial statements for the quarter ended September 30, 2010.

On July 7, Nymox reported positive new results from pooled analysis of completed clinical trials of NX-1207, the Company’s investigational drug for BPH. The trial data shows that patients receiving NX-1207 recorded significant quantitative improvement in the important symptom of urgent need to urinate. Compared to baseline, symptoms of urgency to urinate were reduced by 52% at 90 days after a single treatment with NX-1207, and this improvement was statistically significant compared to double-blinded placebo control patients (p<.003).

The urgent need to urinate is considered by experts to be one of the symptoms of BPH that may cause the greatest degree of bother in men with the condition (see for example the recent article published in Urol. Int. 2010:84(4):424-9, which concluded that urgency was much more deeply implicated in discomfort than frequency of nocturia, Robert G, Descazeaud A, Azzouzi R, Saussine C, Haillot O, Dumonceau O, Ballereau C, Fourmarier M, Devonec M, Lukacs B, Delongchamps NB, Desgrandchamps F, de la Taille A. Impact of lower urinary tract symptoms on discomfort in men aged between 50 and 80 years.). Without treatment, this irritative symptom can progress to other serious problems.

On July 28, Nymox provided an update on the Company’s Phase 3 program for NX-1207. The Safety Monitoring Committee meeting of July 22, 2010 for the Phase 3 U.S. pivotal trials of NX-1207 was favorable and indicated no significant safety concerns for the trials to date. Patient recruitment and trial activities for pivotal U.S. studies NX02-0017 and NX02-0018 are proceeding at over 70 well-known urology investigative sites throughout the U.S.

NX-1207 has been shown to improve the signs and symptoms of BPH, producing improvements which reached statistical significance compared to double-blinded placebo and study controls. A single administration of NX-1207 2.5 mg has produced on average improvements in the standardized BPH symptom score (8-10 points) that were approximately double that reported for currently approved BPH drugs (3-5 points). The drug is administered by a urologist in an office setting and involves little or no pain or discomfort. NX-1207 has not been found to have the sexual, blood pressure, or other side effects of the approved drugs. Follow-up studies have shown clinical efficacy effects in men lasting up to 5 years after a single treatment.

Positive data on NX-1207 was presented at a symposium and panel discussion held at the Annual Meeting of the American Urological Association in San Francisco in June. The well-attended symposium highlighted the ongoing clinical development program for NX-1207 for the treatment of benign prostatic hyperplasia (BPH) and featured expert panel discussions on the new therapy. The symposium, "Progress with NX-1207: Phase 3 Pro-Apoptotic Injectable for BPH," was chaired by Neal Shore, MD, FACS of Myrtle Beach, SC. Panel members included Barrett Cowan, MD, FACS of Denver, CO, Barton Wachs, MD, FACS of Long Beach, CA, and Chris Threatt, MD of Atherton, CA, and included a new research report authored by Dr. Barrett Cowan, Dr. Kevin Cline of Shreveport, LA, Dr. Sheldon Freedman of Las Vegas, NV, Dr. Pat Hezmall of Arlington, TX, Dr. Barton Wachs, Dr. Chris Threatt, and Dr. Neal Shore. According to the report "NX-1207 is an office-based procedure involving only a few minutes to administer associated with minimal discomfort and no catheter requirement", and "results indicate statistically significant symptomatic improvement and a very acceptable safety profile". According to Dr. Shore, a well known U.S. clinical investigator and expert in prostate diseases "If approved, NX-1207 will certainly change the landscape of how we treat BPH symptoms and would set the standard for office-based therapy for BPH.”

We wish to thank our Nymox shareholders for your important support. The Nymox team is making steady developments in our many projects. We continue to look forward to exciting progress this year for your Company.

/s/ Paul Averback MD
Paul Averback MD
President

November 12, 2010

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MANAGEMENT'S DISCUSSION AND ANALYSIS
(in US dollars)

This Management’s discussion and analysis (MD&A) comments on the Corporation’s operations, performance and financial condition as at and for the three and nine months ended September 30, 2010 and 2009. This MD&A should be read together with the unaudited interim Consolidated Financial Statements and the related notes for the period ended September 30, 2010 and with our MD&A for the year ended December 31, 2009 which is included in our annual report for 2009. This MD&A is dated November 12, 2010. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this MD&A and in the unaudited interim Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The unaudited interim Consolidated Financial Statements and this MD&A were reviewed by the Corporation’s Audit and Finance Committee and were approved by our Board of Directors.

Additional information about the Corporation can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company with a significant R&D pipeline in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia which is in Phase 3. NX-1207 has shown positive results in several Phase 1 and 2 clinical trials in the U.S. The Corporation successfully completed a 43 site prospective randomized double-blinded placebo controlled Phase 2 U.S. clinical trial of NX-1207 in 2006, which showed statistically significant efficacy and a good safety profile. In February 2008, the Corporation reported positive results in a 32 site U.S. Phase 2 prospective randomized blinded clinical trial, with statistically significant improvement compared to an approved BPH drug (finasteride). Nymox reported positive results in six other follow-up studies of NX-1207 in BPH patients. In February 2009, the Corporation reported concluding a positive and productive End of Phase 2 (EOP2) meeting with the FDA concerning the Phase 3 program for NX-1207. In June 2009, the Corporation began conducting the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporate the specific protocol design recommendations provided to the Corporation by the FDA. The two pivotal Phase 3 studies for NX-1207 are being conducted at well known investigational sites across the U.S. with planned enrollment of 1,000 patients. The Corporation is developing new treatments for bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in food products. Nymox has candidates which are under development as drug treatments aimed at the causes of Alzheimer’s disease, and has several other drug candidates in development. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. AlzheimAlert™ is an accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the U.S. Food and Drug Administration (FDA) and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

Risk Factors

The business activities of the Corporation since inception have been devoted principally to research and development. Accordingly, the Corporation has had limited revenues from sales and has not been profitable to date. We refer to the Risk Factors section of our Form 20-F filed on EDGAR and of our Annual Information Form filed on SEDAR for a discussion of the management and investment issues that affect the Corporation and our industry. The risk factors that could have an impact on the Corporation’s financial results are summarized as follows:

  Our Clinical Trials for our Therapeutic Products in Development, such as NX-1207, May Not be Successful and We May Not Receive the Required Regulatory Approvals Necessary to Commercialize These Products

  Our Clinical Trials for our Therapeutic Products, such as NX-1207, May be Delayed, Making it Impossible to Achieve Anticipated Development or Commercialization Timelines

  A Setback in Any of our Clinical Trials Would Likely Cause a Drop in the Price of our Shares

  We May Not be Able to Make Adequate Arrangements with Third Parties for the Commercialization of our Product Candidates, such as NX-1207

  We May Not Achieve our Projected Development Goals in the Time Frames We Announce and Expect

  Even If We Obtain Regulatory Approvals for our Product Candidates, We Will be Subject to Stringent Ongoing Government Regulation

  It is Uncertain When, if Ever, We Will Make a Profit

  We May Not Be Able to Raise Enough Capital to Develop and Market Our Products

  We Face Challenges in Developing, Manufacturing and Improving Our Products

  Our Products and Services May Not Receive Necessary Regulatory Approvals

  We Face Significant and Growing Competition

  We May Not Be Able to Successfully Market Our Products

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  Protecting Our Patents and Proprietary Information is Costly and Difficult

  We Face Changing Market Conditions

  Health Care Plans May Not Cover or Adequately Pay for our Products and Services

  We Are Subject to Continuing Potential Product Liability Risks, Which Could Cost Us Material Amounts of Money

  We Face Potential Losses Due to Foreign Currency Exchange Risks

Critical Accounting Policies

The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles and include a reconciliation to accounting principles generally accepted in the United States (see Canadian/US reporting differences in the Notes to the interim Consolidated Financial Statements). The Corporation’s functional and reporting currency is the United States dollar. Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Corporation has generally derived its revenue from product sales and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition. There were no deferred revenues as at September 30, 2010 and 2009.

Valuation of Long-lived Assets

Property and equipment are stated at cost and are amortized on a straight-line basis over the estimated useful lives. The Corporation reviews the unamortized balance of property and equipment, and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

  Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

  Significant negative industry or economic trends.

Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value (net recoverable value). If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds its fair value. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Corporation’s property and equipment are impaired.

Stock-based Compensation

Stock-based compensation is recorded using the fair value based method for stock options issued to employees and non-employees. Under this method, compensation cost related to employee awards is measured at fair value at the date of grant, net of forfeitures, and is expensed over the award’s vesting period. The Corporation uses the Black-Scholes options pricing model to calculate stock option values, which requires certain assumptions, including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Corporation’s earnings. The Corporation has no unvested non-employee awards.

Valuation of Future Income Tax Assets

Management judgment is required in determining the valuation allowance recorded against net future tax assets. We have recorded a full valuation allowance as of September 30, 2010, due to uncertainties related to our ability to utilize any of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of the Corporation’s products and technologies.

Results of Operations

Nine Months Ended September 30	2010	2009	2008
Total revenues	$378,943	$248,471	$308,514
Net loss (i)	$(4,775,822)	$(3,587,251)	$(3,714,188)
Loss per share (basic & diluted) (i)	$(0.15)	$(0.12)	$(0.13)
Total assets (i)	$862,882	$1,465,867	$957,590

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Quarterly Results	Q3 - 2010	Q2 - 2010	Q1 - 2010	Q4 - 2009
Total revenues	$26,950	$104,550	$247,443	$167,509
Net loss (i)	$(1,760,474)	$(1,745,798)	$(1,269,550)	$(1,542,823)
Loss per share (basic & diluted) (i)	$(0.05)	$(0.05)	$(0.04)	$(0.05)
	Q3 - 2009	Q2 - 2009	Q1 - 2009	Q4 - 2008
Total revenues	$71,904	$80,341	$96,226	$119,895
Net loss (i)	$(1,362,840)	$(1,220,152)	$(1,004,259)	$(922,917)
Loss per share (basic & diluted) (i)	$(0.04)	$(0.04)	$(0.03)	$(0.03)

(i) Net loss, loss per share (basic & diluted) and the total assets reflect the impact of the change in accounting policy as described in Note 1 (b) to the unaudited interim consolidated financial statements.

Results of Operations – Q3 2010 compared to Q3 2009

Net losses were $1,760,474, or $0.05 per share, for the quarter and $4,775,822, or $0.15 per share for the nine months ended September 30, 2010 compared to $1,362,840, or $0.04 per share, for the quarter and $3,587,251, or $0.12 per share, for the nine months ended September 30, 2009. Net losses include stock compensation charges of $703,365 for the nine months ended September 30, 2010 and $881,344 for the same period in 2009. The increase in net losses is attributable to higher clinical trial expenditures compared to 2009. The weighted average number of common shares outstanding for the nine months ended September 30, 2010 was 31,768,510 compared to 30,570,732 for the same period in 2009.

There are no non-recurring items during the period ended September 30, 2010.

Revenues

Revenues from sales amounted to $26,896 for the quarter and $378,307 for the nine months ended September 30, 2010, compared with $71,904 for the quarter and $248,471 for the nine months ended September 30, 2009. The decrease in sales for the quarter is due to delays in production of inventory of NicAlert/TobacAlert, which has since been corrected. Sales to new clients explain the increase in sales for the nine months ended September 30, 2010 compared to the same periods in 2009. The development of therapeutic candidates and moving therapeutic product candidates through clinical trials is a priority for the Corporation at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $1,275,799 for the quarter and $3,457,604 for the nine months ended September 30, 2010, compared with $846,027 for the quarter and $2,010,271 for the nine months ended September 30, 2009. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. The increase in expenses is attributable to higher expenditures on the clinical trial for NX-1207 compared to 2009. Expenditures for the nine-month period were increased principally on salaries by approximately $290,000 and by clinical site and laboratory services by approximately $1,160,000 compared to the same period in 2009, with corresponding increases for the quarter. For the first nine months of 2010, research tax credits amounted to $166,070 compared to $102,293 in 2009 as a result of additional expenditures claimed for refundable tax credits in 2010 compared to 2009. The Corporation expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Corporation’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures amounted to $31,948 for the quarter and $105,978 for the nine months ended September 30, 2010, compared with $33,363 for the quarter and $101,070 for the nine months ended September 30, 2009. The increase for the nine months is due to an increase in costs of communications in 2010 compared to 2009. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

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General and Administrative Expenses

General and administrative expenses were $235,267 for the quarter and $800,701 for the nine months ended September 30, 2010, compared with $189,083 for the quarter and $617,760 for the nine months ended September 30, 2009. The increase for the first nine months of 2010 is due to higher expenditures on salaries by approximately $27,000, shareholder relations by approximately $72,000, travel by approximately $33,000 and professional fees by approximately $59,000 compared to 2009, with corresponding increases for the quarter. The Corporation expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Stock-based Compensation

The Corporation accounts for stock option grants using the fair value method, with compensation cost measured at the date of grant and amortized over the vesting period. For the first nine months of 2010, stock-based compensation costs of $585,660 were recorded for the 3,565,500 options granted in 2006 which vest quarterly over six years as well as costs of $117,705 relating to the issuance of new options to an employee and to the directors of the Corporation. In 2009, stock-based compensation costs of $611,460 were recorded relating to the 2006 option grant mentioned above as well as costs of $269,884 relating to the issuance of new options to employees and directors of the Corporation.

Foreign Exchange

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 79% of 2010 expenses (75% in 2009) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2010 or 2009.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations.

Results of Operations – Q3 2009 compared to Q3 2008

Net losses were $1,362,840, or $0.04 per share, for the quarter and $3,587,251, or $0.12 per share, for the nine months ended September 30, 2009, compared to $1,318,293, or $0.04 per share, for the quarter, and $3,714,188, or $0.13 per share, for the nine months ended September 30, 2008. Net losses include stock compensation charges of $881,344 in 2009 and $702,540 in 2008. The increase of the net loss for the quarter is mainly attributable to expenses relating to the launch of the Phase 3 clinical trial. The decrease in net losses for the nine months period is attributable to reduced general and administrative expenditures compared to 2008. The weighted average number of common shares outstanding for the nine months ended September 30, 2009 was 30,570,732 compared to 29,646,249 for the same period in 2008.

Revenues

Revenues from sales amounted to $71,904 for the quarter and $248,471 for the nine months ended September 30, 2009, compared with $82,171 for the quarter and $306,849 for the nine months ended September 30, 2008. The variance for the quarter and for the nine months is due to a decrease in the sales of NicAlert/TobacAlert attributable to the economic slowdown during that period.

Research and Development

Research and development expenditures were $846,027 for the quarter and $2,010,271 for the nine months ended September 30, 2009, compared with $738,635 for the quarter and $2,050,696 for the nine months ended September 30, 2008. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. The increase in expenditures for the quarter compared to the same period last year is attributable to the increase in expenditures relating to the Phase 3 clinical trial. For the first nine months of 2009, research tax credits amounted to $102,293 compared to $58,123 in 2008 as a result of additional expenditures claimed for refundable tax credits in 2009 compared to 2008.

Marketing Expenses

Marketing expenditures were $33,363 for the quarter and $101,070 for the nine months ended September 30, 2009, in comparison to expenditures of $45,716 for the quarter and $143,338 for the nine months ended September 30, 2008. The decrease for the quarter and for the nine months compared to 2008 is primarily due to reduced expenditures year-to-date on publicity by approximately $18,000, and promotional activities by approximately $20,000 with proportional reductions for the quarter.

General and Administrative Expenses

General and administrative expenses were $189,083 for the quarter and $617,760 for the nine months ended September 30, 2009, compared with $186,043 for the quarter and $797,592 for the nine months ended September 30, 2008. Expenditures for the quarter are relatively the same as last year. The decrease for the first nine months compared to 2008 is due primarily to reduced expenditures on shareholder relations by approximately $118,000, travel by approximately $24,000, salaries by approximately $22,000 and insurance premiums by approximately $11,000.

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Stock-based Compensation

The Corporation accounts for stock option grants using the fair value method, with compensation cost measured at the date of grant and amortized over the vesting period. In the first nine months of 2009, stock-based compensation costs of $611,460 were recorded for the 3,565,500 options granted in 2006 which vest quarterly over six years, as well as costs of $269,884 relating to the issuance of new options to employees and directors of the Corporation. In 2008, stock-based compensation was $613,180 relating to the 2006 option grant mentioned above. An additional $89,360 was recorded in the third quarter for options granted to the Corporation’s directors, and which were fully vested at the date of grant.

Contractual Obligations

Nymox has no financial obligations of significance other than long-term lease commitments and other operating leases as follows:

Contractual Obligations	Total	Current	2-4 years
Rent	$745,071	$312,354	$432,717
Operating Leases	$34,147	$10,605	$23,542
Total Contractual Obligations	$779,218	$322,959	$456,259

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the balance sheet except for operating leases.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2010 and 2009.

Financial Position

Liquidity and Capital Resources

As of September 30, 2010, cash totaled $490,789 and receivables including tax credits totaled $328,451. In November 2009, the Corporation signed a common stock private purchase agreement, whereby an investor is committed to purchase up to $15 million of the Corporation’s common shares over a twenty-four month period. The agreement became effective December 10, 2009. As at September 30, 2010, fourteen drawings were made under this purchase agreement, for total proceeds of $3,900,000. On January 22, 2010, 117,925 common shares were issued at a price of $4.24 per share. On March 1, 2010, 298,913 common shares were issued at a price of $3.68 per share. On May 4, 2010, 91,743 common shares were issued at a price of $3.27 per share. On June 3, 2010, 34,965 common shares were issued at a price of $4.29 per share. On June 14, 2010, 47,059 common shares were issued at a price of $4.25 per share. On June 28, 2010, 64,935 common shares were issued at a price of $3.85 per share. On July 23, 2010, 34,247 common shares were issued at a price of $2.92 per share. On August 4, 2010, 24,450 common shares were issued at a price of $4.09 per share. On August 13, 2010, 46,729 common shares were issued at a price of $4.28 per share. On August 27, 2010, 25,445 common shares were issued at a price of $3.93 per share. On September 2, 2010, 54,201 common shares were issued at a price of $3.69 per share. On September 13, 2010, 41,436 common shares were issued at a price of $3.62 per share. On September 23, 2010, 35,112 common shares were issued at a price of $3.56 per share. On September 29, 2010, 124,269 common shares were issued at a price of $3.42 per share. At September 30, 2010, the Corporation can draw down $11,100,000 over the remaining 13 months under the agreement. The Corporation intends to access financing under this agreement when appropriate to fund its research and development. The Corporation believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Corporation’s cash requirements for the next twelve months.

The Corporation must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

Current Economic Environment

During the past two years, the capital markets have been characterized by significant volatility and by a marked reduction in the ability of companies in all sectors to obtain public financing, and in particular, those in the biotechnology sector. As previously indicated, the Corporation depends on an equity financing arrangement with a private investment company to fund its activities. Since January 2003, the Corporation has had a Common Stock Private Purchase Agreement with the same investment company (the "Purchaser") that establishes the terms and conditions for the purchase of common shares by the Purchaser. This 24 month agreement has been replaced annually since 2003 in order to ensure that the Corporation has funding in place at all times for at least the coming year. In November 2009, the previous agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Corporation. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement. The Corporation made drawdowns for aggregate proceeds of $3,695,000 in 2008 and $4,105,000 in 2009 under the agreements, and has made fourteen drawdowns in 2010 for aggregate proceeds of $3,900,000 under the current agreement. The Corporation is not aware of any information that would lead it to believe that the investor will not be able to meet its commitments under the current agreement.

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Subsequent Events

As at November 12, 2010, two drawings were made under the common stock private purchase agreement, for total proceeds of $400,000. On October 26, 2010, 49,261 common shares were issued at a price of $4.06 per share. On November 4, 2010, 50,251 common shares were issued at a price of $3.98 per share.

On October 29, 2010, the U.S. Internal Revenue Service – Qualifying Therapeutic Discovery Project approved a grant of $244,479 to the Company’s U.S. subsidiary, Nymox Corporation, for the NX-1207 clinical trial program for the treatment of benign prostatic hyperplasia (BPH). The grant payment is to be made no later than 30 days after the end of the Company’s 2010 year end (December 31, 2010).

Outstanding Share Data

As at November 12, 2010, there were 32,424,719 common shares of Nymox issued and outstanding. In addition, 4,614,000 share options are outstanding, of which 3,620,875 are currently vested. There are no warrants outstanding.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Corporation’s disclosure committee, which is composed of members of senior management. Based on an evaluation of the Corporation’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective as of September 30, 2010.

Internal Control over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

Management’s annual evaluation and report on the effectiveness of internal control over financial reporting as of our most recent fiscal year end December 31, 2009 was included in the 2009 Annual Management’s Discussion and Analysis and was based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

Changes in Internal Controls Over Financial Reporting

There have been no changes since December 31, 2009 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Future Accounting Policies

Consolidated financial statements and non-controlling interests

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-controlling Interests, which together replace Section 1600, Consolidated Financial Statements. These two sections are the equivalent to the corresponding provisions of International Accounting Standard No.27, Consolidated and Separate Financial Statements (January 2008). Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require, for each business combination, the acquirer to measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity. Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582, Business Combinations. The Corporation will not be adopting these standards as it will be adopting IFRS as at January 1, 2011.

International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (AcSB) confirmed that Canadian generally accepted accounting principles, as used by publicly accountable enterprises, will be fully converged into International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (IASB). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore the Corporation will be required to report under IFRS for its 2011 interim and annual financial statements. The Corporation will convert to these new standards according to the timetable set within these new rules. The Corporation is currently assessing the future impact of these new standards on its consolidated financial statements and progressing towards implementation.

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As at September 30, 2010, Management has begun the process of change-over to IFRS as follows: (1) the significant accounting policy choices have been assessed, (2) expert outside consultants have been engaged and the training program is in progress, (3) the scoping study has been prepared, (4) the review of GAAP related covenants and contracts has been completed, and (5) the accounting policy review and IFRS implementation plan process is underway.

Potential Impact of the Conversion

The high level comparison of IFRS with Canadian GAAP has helped identify a number of areas of differences.

International Financial Reporting Standard ("IFRS") 1, First-time Adoption of International Financial Reporting Standards, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The Corporation completed its analyses of the various accounting policy choices available based on what Management believed to be most appropriate in the circumstances. The Corporation has concluded that it will apply the following available elective exemptions:

  it will not retrospectively restate the accounting of past business combinations;

  it will not retrospectively apply IFRS 2, Share-based Payment, for equity instruments granted on or before November 7, 2002, and for equity instruments granted after November 7, 2002 that have vested before the transition date to IFRS.

The remaining elective exemptions have limited or no applicability to the Corporation.

Therefore, most adjustments required on transition to IFRS will be made retrospectively against opening retained earnings as of the date of the first comparative balance sheet presented based on standards applicable at December 31, 2011. Transitional adjustments relating to those standards where comparative figures are not required to be restated will only be made as of the first day of the year of adoption.

Set out below are the main areas where changes in accounting policies in conversion to IFRS may impact the Corporation’s consolidated financial statements. The list and comments should not be construed as a comprehensive list of changes that will result from transition to IFRS, but rather highlights those areas of accounting differences Management currently believes to be most significant. Notwithstanding, analysis of changes is still in progress and certain decisions remain to be made where choices relating to accounting policies are available. At this stage, the Corporation is not able to reliably quantify the full impact of these and other differences on the Corporation’s consolidated financial statements. The Corporation expects to complete the quantification of these selected key areas by the end of the fourth quarter of fiscal 2010.

To date, Management has identified an IFRS / Canadian GAAP difference related to the presentation of the Corporation’s preferred shares of a subsidiary which, based on the current IFRS standards, a portion of the $800,000 related to the convertible preferred shares of a subsidiary currently reported outside of shareholders’ equity, would need to be presented as a separate component of equity for IFRS purposes, based on International Accounting Standard 27, Consolidated and Separate Financial Statements (IAS 27).

Another IFRS/Canadian GAAP difference was identified by Management, which relates to the measurement of the Corporation’s stock-based compensation expense. Based on International Financial Reporting Standard 2, Share-based Payment, the Corporation’s stock options that vest in instalments need to be accounted for as though each instalment is a separate stock option grant, and therefore the fair value will be required to be measured separately for each instalment and recognized over the vesting period of each instalment. The Corporation is currently assessing the impact of this IFRS/Canadian GAAP difference for its IFRS transition date.

In addition, Management has initiated the process of the preparation of the Corporation’s disclosure requirements in accordance with IFRS, and noted a number of additional disclosure requirements, but this process is not completed yet as Management has not completed its diagnostic of all accounting differences between Canadian GAAP and currently issued IFRS.

Impact on Information Systems and Technology

Management does not anticipate any impact on the Corporation’s IT system.

Impact on Internal Control over Financial Reporting and Disclosure Controls and Procedures

As the review of the Corporation’s accounting policies under IFRS will be completed, appropriate changes to ensure the integrity of the Corporation’s internal control over financial reporting and disclosure controls and procedures will be made. This may result in additional controls and procedures being required to address issues related to first-time adoption of IFRS as well as ongoing IFRS reporting requirements.

8

The Corporation anticipates that internal control over financial reporting and disclosure controls and procedures will not be affected significantly by the transition to IFRS.

General

An update regarding the progress of the Corporation’s conversion plan was provided to the Audit Committee of the Corporation prior to the release of these consolidated financial statements. Management expects that it will provide the Audit Committee quarterly updates moving forward and expects to provide more detailed public information regarding the status of the IFRS conversion plan, of the significant findings and of Management’s preliminary conclusions during 2010.

Based upon the work completed to date, and since all potential changes to IFRS that will be effective as at December 31, 2011 are not yet known, the Corporation cannot reasonably determine the full impact that adopting IFRS may have on its financial position and future results.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20-F and of our Annual Information Form, for a discussion of the various factors that may affect the Corporation’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

9

Interim Consolidated Financial Statements of
(Unaudited)

NYMOX PHARMACEUTICAL
CORPORATION

Periods ended September 30, 2010, 2009 and 2008

NYMOX PHARMACEUTICAL CORPORATION
Interim Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2010, 2009 and 2008

Financial Statements

Interim Consolidated Balance Sheets	1

Interim Consolidated Statements of Operations	2

Interim Consolidated Statements of Shareholders' Equity	3

Interim Consolidated Statements of Cash Flows	4

Notes to Interim Consolidated Financial Statements	5

NYMOX PHARMACEUTICAL CORPORATION
Interim Consolidated Balance Sheets
(Unaudited)

September 30, 2010 and December 31, 2009
(in US dollars)

	2010	2009

Assets

Current assets:
Cash	$490,789	$668,702
Accounts receivable	562	66,354
Other receivables	21,904	24,657
Security deposit	26,994	26,994
Research tax credits receivable	305,985	251,158
Inventories	–	36,414
	846,234	1,074,279

Property and equipment	16,648	16,152

	$862,882	$1,090,431

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$1,664,485	$1,494,416
Accrued liabilities	218,020	235,535
Deferred lease inducement	–	12,646
	1,882,505	1,742,597

Preferred shares of a subsidiary (note 4)	800,000	800,000

Shareholders' equity:
Share capital (note 2)	61,855,147	57,955,147
Additional paid-in capital	5,191,730	4,488,365
Deficit	(68,866,500)	(63,895,678)
	(1,819,623)	(1,452,166)

Subsequent events (note 5)

	$862,882	$1,090,431

See accompanying notes to unaudited interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Interim Consolidated Statements of Operations
(Unaudited)

Periods ended September 30, 2010, 2009 and 2008
(in US dollars)

	Three months ended September 30			Nine months ended September 30
	2010	2009	2008	2010	2009	2008

Revenue:
Sales	$26,896	$71,904	$82,171	$378,307	$248,471	$306,849
Interest	54	–	186	636	–	1,665
	26,950	71,904	82,357	378,943	248,471	308,514

Expenses:
Research and development	1,275,799	846,027	738,635	3,457,604	2,010,271	2,050,696
Less investment tax credits	(65,368)	(42,203)	(1,222)	(166,070)	(102,293)	(58,123)
	1,210,431	803,824	737,413	3,291,534	1,907,978	1,992,573

General and administrative	235,267	189,083	186,043	800,701	617,760	797,592
Marketing	31,948	33,363	45,716	105,978	101,070	143,338
Cost of sales	43,174	27,247	78,920	242,166	152,816	209,932
Depreciation and amortization	2,566	57,382	57,977	7,455	171,336	172,890
Stock-based compensation	262,900	322,808	293,180	703,365	881,344	702,540
Interest and bank charges	1,138	1,037	1,401	3,566	3,418	3,837
	1,787,424	1,434,744	1,400,650	5,154,765	3,835,722	4,022,702

Net loss and comprehensive loss	$(1,760,474)	$(1,362,840)	$(1,318,293)	$(4,775,822)	$(3,587,251)	$(3,714,188)

Loss per share (basic and diluted) (note 2 (c))	$(0.05)	$(0.04)	$(0.04)	$(0.15)	$(0.12)	$(0.13)

Weighted average number of common shares outstanding	32,046,028	30,882,036	29,815,670	31,768,510	30,570,732	29,646,249

See accompanying notes to unaudited interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Interim Consolidated Statements of Shareholders’ Equity
(Unaudited)

Periods ended September 30, 2010 and 2009
(in US dollars)

			Additional
	Share capital		paid-in
	Number	Dollars	capital	Deficit	Total

Balance, December 31, 2009	31,283,778	$57,955,147	$4,488,365	$(63,895,678)	$(1,452,166)

Issuance of share capital	1,041,429	3,900,000	–	–	3,900,000

Share issue costs	–	–	–	(195,000)	(195,000)

Stock-based compensation	–	–	703,365	–	703,365

Net loss	–	–	–	(4,775,822)	(4,775,822)

Balance, September 30, 2010	32,325,207	$61,855,147	$5,191,730	$(68,866,500)	$(1,819,623)

Balance, December 31, 2008	30,178,607	$53,850,147	$3,403,201	$(58,560,354)	$(1,307,006)

Issuance of share capital	937,107	3,455,000	–	–	3,455,000

Share issue costs	–	–	–	(172,750)	(172,750)

Stock-based compensation	–	–	881,344	–	881,344

Net loss	–	–	–	(3,587,251)	(3,587,251)

Balance, September 30, 2009	31,115,714	$57,305,147	$4,284,545	$(62,320,355)	$(730,663)

See accompanying notes to unaudited interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Interim Consolidated Statements of Cash Flows
(Unaudited)

Periods ended September 30, 2010, 2009 and 2008
(in US dollars)

	Three months ended September 30			Nine months ended September 30
	2010	2009	2008	2010	2009	2008

Cash flows from operating activities:
Net loss	$(1,760,474)	$(1,362,840)	$(1,318,293)	$(4,775,822)	$(3,587,251)	$(3,714,188)
Adjustments for:
Depreciation and amortization	2,566	57,382	57,977	7,455	171,336	172,890
Stock-based compensation	262,900	322,808	293,180	703,365	881,344	702,540
Net change in operating assets and liabilities	204,673	(61,015)	48,643	190,040	18,703	208,185
	(1,290,335)	(1,043,665)	(918,493)	(3,874,962)	(2,515,868)	(2,630,573)

Cash flows from financing activities:
Proceeds from issuance of share capital	1,400,000	1,480,000	1,150,000	3,900,000	3,455,000	2,930,000
Share issue costs	(70,000)	(74,000)	(57,500)	(195,000)	(172,750)	(146,500)
	1,330,000	1,406,000	1,092,500	3,705,000	3,282,250	2,783,500
Cash flows from investing activities:
Additions to property and equipment	(484)	(1,847)	(3,465)	(7,951)	(2,219)	(3,465)

Net increase (decrease) in cash	39,181	360,488	170,542	(177,913)	764,163	149,462

Cash, beginning of period	451,608	679,533	252,028	668,702	275,858	273,108

Cash, end of period	$490,789	$1,040,021	$422,570	$490,789	$1,040,021	$422,570

Supplemental disclosure to statements of cash flows:
Non-cash transactions:
Property and equipment included in accounts payable at reporting date	$–	$–	$7,429	$–	$–	$7,429

See accompanying notes to unaudited interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2010, 2009 and 2008
(in US dollars)

Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation, which specializes in the research and development of products for the aging population. The Corporation developed AlzheimAlertTM, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlertTM and TobacAlertTM, tests that use urine or saliva to detect use of tobacco products. The Corporation is developing NX-1207, a novel treatment for benign prostatic hyperplasia which is in Phase 3 clinical trials. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease and new anti-bacterial agents for the treatment of bacterial infections in humans, including a treatment for E. coli O157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies and maintaining access to existing financing arrangements under the Common Stock Private Purchase Agreement referred to in note 2 (a). The Corporation depends on this financing to fund its operations. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation's requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

1.	Basis of presentation:

(a)	Interim financial statements:

The unaudited interim consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles and reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. Accordingly, they do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Corporation as at December 31, 2009, and for the year then ended. The interim consolidated financial statements follow the same accounting policies and methods of application as described in note 2 of the annual consolidated financial statements for the year ended December 31, 2009. The results for any quarter are not necessarily indicative of the results for the full year.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2010, 2009 and 2008
(in US dollars)

1.	Basis of presentation (continued):

(b)	Changes in accounting policies:

(i)	Accounting changes:

Goodwill and intangible assets:

Effective with the commencement of its 2009 fiscal year, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, and has been adopted on a retrospective basis effective from the first quarter of fiscal 2009.

Prior to the adoption of Section 3064, the Corporation capitalized and amortized direct costs incurred to secure patents related to internally-generated assets on a straight-line basis over 17 years.

As a result of adopting this Section, starting January 1, 2009, direct costs incurred to secure patents are no longer capitalized by the Corporation. As well, comparative financial information for previous financial periods reflects the financial position and results of operations that would have resulted if the patent costs had not been capitalized in those previous periods. The impact of adopting this Section, on a retrospective basis, is as follows:

	Three months ended	Nine months ended
	September 30,	September 30,
	2008	2008

Net loss and comprehensive loss:
As previously reported	$(1,350,536)	$(3,720,738)
Effect of adopting this new accounting policy	32,243	6,550
As recast	$(1,318,293)	$(3,714,188)

Loss per share (basic and diluted):
As previously reported	$(0.05)	$(0.13)
Effect of adopting this new accounting policy	0.01	–
As recast	$(0.04)	$(0.13)

NYMOX PHARMACEUTICAL CORPORATION
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2010, 2009 and 2008
(in US dollars)

1.	Basis of presentation (continued):

(b)	Changes in accounting policies (continued):

(ii)	Future accounting changes:

Consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-controlling Interests, which together replace Section 1600, Consolidated Financial Statements. These two Sections are the equivalent of the corresponding provisions of International Accounting Standard ("IAS") No. 27 ("IAS 27"), Consolidated and Separate Financial Statements (January 2008). Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require, for each business combination, the acquirer to measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity. Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582, Business Combinations. The Corporation will not be adopting these standards as it will be adopting IFRS as at January 1, 2011.

International Financial Reporting Standards:

In February 2008, AcSB confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged into International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore, the Corporation will be required to report under IFRS for its 2011 interim and annual financial statements. The Corporation will convert to these new standards according to the timetable set within these new rules. The Corporation is currently assessing the future impact of these new standards on its consolidated financial statements and progressing towards implementation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2010, 2009 and 2008
(in US dollars)

2.	Share capital:

(a)	Common Stock Private Purchase Agreement:

In November 2008, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the "Purchaser") that established the terms and conditions for the purchase of common shares by the Purchaser. In November 2009, this agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Corporation. The Corporation must comply with general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice, divided by 97% of the average price of the Corporation's common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $100,000. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement.

In the nine-month period ended September 30, 2010, the Corporation issued 1,041,429 common shares (2009 - 937,107) to the Purchaser for aggregate proceeds of $3,900,000 (2009 - $3,455,000) under the agreements. As at September 30, 2010, the Corporation can require the Purchaser to purchase up to $11,100,000 of common shares over the remaining 13 months of the agreement, provided the Corporation adheres to its covenants.

(b)	Stock option plan:

The Corporation has a stock option plan for its key employees. A description of the plan is provided in note 7 (b) to the 2009 annual audited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2010, 2009 and 2008
(in US dollars)

2.	Share capital (continued):

(b)	Stock option plan (continued):

The following table provides the activity of stock option awards during the nine-month period and for options outstanding and exercisable at the end of the nine-month period, as well as the weighted average exercise price:

	Options outstanding
		Weighted average
	Number	exercise price

Outstanding, December 31, 2009	4,724,000	$3.07
Granted	65,000	3.09
Expired	(175,000)	3.13

Outstanding, September 30, 2010	4,614,000	$3.06

Options exercisable	3,620,875	$3.08

At September 30, 2010, the unrecognized compensation cost related to non-vested awards was $1,366,540 and the remaining weighted average recognition period is 21 months.

A total of 65,000 options were granted during the nine-month period ended September 30, 2010 having a weighted average grant date fair value of $1.81 per option (2009 -112,000 options having a weighted average grant date fair value of $2.41 per option; 2008 -40,000 options having a weighted average grant date fair value of $2.23 per option).

The fair value of the options granted during the nine-month periods was determined using the Black-Scholes pricing model using the following weighted average assumptions:

	2010	2009	2008

Risk-free interest rate	2.62%	2.09%	3.32%
Expected volatility	68.63%	74.71%	72.99%
Expected life in years	5	5	5
Dividend yield	0%	0%	0%

Dividend yield was determined to be nil, since it is the present policy of the Corporation to retain all earnings to finance operations.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2010, 2009 and 2008
(in US dollars)

2.	Share capital (continued):

(c)	Earnings per share:

The diluted loss per share was the same amount as basic loss per share, as the effect of options would have been anti-dilutive, because the Corporation incurred losses in each of the last three fiscal years and quarters presented. All outstanding options could potentially be dilutive in the future.

3.	Canadian/US reporting differences:

The consolidated financial statements of the Corporation are prepared in accordance with Canadian GAAP, which conform, in all material respects, with US GAAP, except as described below:

Consolidated statements of operations, shareholders’ equity and cash flows:

The reconciliation of net loss and comprehensive loss, shareholders’ equity and cash flows reported in accordance with Canadian GAAP to US GAAP is as follows:

	Three months ended September 30,			Nine months ended September 30,
	2010	2009	2008	2010	2009	2008

Net loss and comprehensive loss, Canadian GAAP	$(1,760,474)	$(1,362,840)	$(1,318,293)	$(4,775,822)	$(3,587,251)	$(3,714,188)

Costs to secure patents (i)	5,205	7,282	140,735	28,229	57,585	432,852

Amortization of patents (i)	(72,168)	(70,691)	(69,151)	(216,046)	(211,432)	(210,796)

Write-down of patent costs (i)	–	–	(103,827)	–	–	(228,606)

Net loss and comprehensive loss, US GAAP	$(1,827,437)	$(1,426,249)	$(1,350,536)	$(4,963,639)	$(3,741,098)	$(3,720,738)

Basic and diluted loss per share, US GAAP	$(0.06)	$(0.05)	$(0.05)	$(0.16)	$(0.12)	$(0.13)

NYMOX PHARMACEUTICAL CORPORATION
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2010, 2009 and 2008
(in US dollars)

3.	Canadian/US reporting differences (continued):

Consolidated statements of operations, shareholders’ equity and cash flows (continued):

	September 30, 2010	December 31, 2009

Shareholders' equity, Canadian GAAP	$(1,819,623)	$(1,452,166)

Adjustments:

Costs to secure patents, net of amortization and write-down (i)	2,977,455	3,165,272
Non-controlling interest (ii)	400,000	400,000
Stock-based compensation - options granted to non-employees (iii):
Cumulative compensation expense	(1,425,143)	(1,425,143)
Additional paid-in capital	1,477,706	1,477,706
Change in reporting currency (iv)	(62,672)	(62,672)
	3,367,346	3,555,163

Shareholders' equity, US GAAP (v)	$1,547,723	$2,102,997

NYMOX PHARMACEUTICAL CORPORATION
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2010, 2009 and 2008
(in US dollars)

3.	Canadian/US reporting differences (continued):

Consolidated statements of operations, shareholders’ equity and cash flows (continued):

	Three months ended September 30,			Nine months ended September 30,
	2010	2009	2008	2010	2009	2008

Cash flows from operating activities, Canadian GAAP	$(1,290,335)	$(1,043,665)	$(918,493)	$(3,874,962)	$(2,515,868)	$(2,630,573)
Costs to secure patents	5,205	7,282	140,735	28,229	57,585	432,852

Changes in operating assets and liabilities:
Accounts payable and accrued liabilities	69,062	62,990	(103,040)	229,248	16,511	(304,675)

Cash flows from operating activities, US GAAP	$(1,216,068)	$(973,393)	$(880,798)	$(3,617,485)	$(2,441,772)	$(2,502,396)

Cash flows from investing activities, Canadian GAAP	$(484)	$(1,847)	$(3,465)	$(7,951)	$(2,219)	$(3,465)
Additions to patent costs	(74,267)	(70,272)	(37,695)	(257,477)	(74,096)	(128,177)

Cash flows from investing activities, US GAAP	$(74,751)	$(72,119)	$(41,160)	$(265,428)	$(76,315)	$(131,642)

Non-cash transactions, Canadian GAAP	$–	$–	$7,429	$–	$–	$7,429

Additions to patent costs included in accounts payable and accrued liabilities at period-end	369,057	544,663	517,191	369,057	544,663	517,191

Non-cash transactions, US GAAP	$369,057	$544,663	$524,620	$369,057	$544,663	$524,620

(i)	Costs to secure patents:

As disclosed in note 1 (b) (i), the Corporation adopted the CICA Handbook Section 3064, Goodwill and Intangible Assets, effective January 1, 2009, on a retrospective basis. For US GAAP purposes, the Corporation will continue to capitalize and amortize direct costs incurred to secure patents related to internally-generated intangible assets, on a straight-line basis over 17 years.

(ii)	Noncontrolling interest:

The noncontrolling interest of $400,000 included in preferred shares of a subsidiary for Canadian GAAP purposes is presented as a separate component of equity for US GAAP purposes, retrospectively.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2010, 2009 and 2008
(in US dollars)

3.	Canadian/US reporting differences (continued):

Consolidated statements of operations, shareholders’ equity and cash flows (continued):

(iii)	Stock-based compensation:

For US GAAP purposes, on January 1, 2006, the Corporation adopted Topic 718, Compensation - Stock Compensation, in the Accounting Standards Codification (''ASC''), which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which the employee is required to provide service. The Corporation adopted the guidance using the modified prospective approach, which requires application of the standard to all awards granted, modified or cancelled after January 1, 2006, and to all awards for which the requisite service has not been rendered as at such date.

Previously, the Corporation elected to follow the intrinsic value method of accounting under Accounting Principles Board ("APB") Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock. In addition, in accordance with Topic 718, compensation related to the stock options granted to non-employees has been recorded in the accounts based on the fair value of the stock options at the measurement date.

For Canadian GAAP purposes, the Corporation has been applying the fair value based method since January 1, 2004 to account for employee stock options. Prior to January 1, 2004, the Corporation applied the fair value based method only to stock-based payments to non-employees and applied the settlement method of accounting for employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options was credited to share capital, and no compensation cost was recognized.

(iv)	Change in reporting currency:

The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 was translated into US dollars at the December 31, 1999 exchange rate. For US GAAP reporting purposes, assets and liabilities for all years presented have been translated into US dollars at the ending exchange rate for the respective year, and the statement of earnings, at the average exchange rate for the respective year.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2010, 2009 and 2008
(in US dollars)

3.	Canadian/US reporting differences (continued):

Consolidated statements of operations, shareholders’ equity and cash flows (continued):

(v)	Redeemable noncontrolling interest:

The redeemable noncontrolling interest of $400,000 is presented outside of permanent equity, representing the maximum redemption amount, as no dividends have been declared. The amount has not changed since its inception from 2000 to the third quarter of 2010 as no loss has been allocated to it.

4.	Financial instruments:

Fair value disclosure:

	September 30, 2010		December 31, 2009
	Carrying amount	Fair value	Carrying amount	Fair value

Loans and receivables:
Accounts receivable and other receivables	$22,466	$22,466	$91,011	$91,011

Financial liabilities, at amortized cost:
Accounts payable	1,664,485	1,664,485	1,494,416	1,494,416
Accrued liabilities	218,020	218,020	235,535	235,535

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments.

The preferred shares of a subsidiary relate to redeemable and/or convertible preferred shares of Serex in the amount of $800,000. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption, and sufficient funds being available in Serex. The preferred shares are also convertible at the option of the holders into common shares of Serex at a price of $3,946 per share.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2010, 2009 and 2008
(in US dollars)

5.	Subsequent events:

(a)	On October 26, 2010, the Corporation issued 49,261 common shares for aggregate proceeds of $200,000 under the Common Stock Private Purchase Agreement referred to in note 2 (a).

(b)

On October 29, 2010, the U.S. Internal Revenue Service - Qualifying Therapeutic Discovery Project approved a grant of $244,479 to the Corporation’s U.S. subsidiary, Nymox Corporation, for the NX-1207 clinical trial program for the treatment of benign prostatic hyperplasia (BPH). The grant payment is to be made no later than 30 days after the end of the Corporation’s 2010 year-end (December 31, 2010).

(c)	On November 4, 2010, the Corporation issued 50,251 common shares for aggregate proceeds of $200,000 under the Common Stock Private Purchase Agreement referred to in note 2 (a).